Pembina Pipeline Enters into LPG Export Agreement with AltaGas Ltd.
CALGARY, ALBERTA, August 1, 2025 – Pembina Pipeline Corporation ("Pembina" or the “Company”) (TSX: PPL; NYSE: PBA) announced today that it has entered into a new long-term agreement with AltaGas Ltd. (“AltaGas”) that provides a highly competitive export outlet further enhancing end-market diversification for Pembina and its customers.
Pembina has entered into a long-term tolling agreement with AltaGas for 30,000 barrels per day (“bpd”) of liquified petroleum gases ("LPG") export capacity at AltaGas’ current Ridley Island Propane Export Terminal (RIPET) and future Ridley Island Energy Export Facility (REEF). Under the agreement, Pembina has secured export capacity of 20,000 bpd starting in April 2026, and an additional 10,000 bpd starting in April 2027.
Long-term growth of natural gas and natural gas liquids increases the importance of connecting these energy products to premium markets - reliably and competitively. This agreement builds upon Pembina’s existing and valued relationship as one of AltaGas’ largest customers. In combination with 20,000 bpd of capacity at Pembina’s Prince Rupert Terminal, the Company will have 50,000 bpd of global market access off Canada’s West Coast, including to premium price markets in Asia, for its own and its customers’ propane. This capacity complements Pembina’s industry-leading North American propane marketing capabilities.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expect", "intend", "will", "shall", and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements relating to the expected terms, timing and impact of the long-term tolling agreement with AltaGas.
These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: the expected impact of the long-term tolling with AltaGas; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, in Pembina's Management's Discussion and Analysis for the three months ended March 31, 2025 (the "Interim MD&A"), which was filed on SEDAR+ on May 8, 2025, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contract counterparties; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophe; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.
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For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com